Exhibit 10.46

Addendum to the Employment Agreement between Ronell Rivera and SED International, Inc., dated November 28, 1999. This addendum is effective as of November 1, 2001.

I, Ronell Rivera, consent freely and without duress to the reduction of my annual salary to $____________. I choose to take this action at this time, however; this action does not preclude me from withdrawing my consent to this reduction in salary in the future.

By Employee

Name: /s/ Ronell Rivera

Date:_11 / 12 / 01

By SED International, Inc.

Name: __________________________

Date:____/_____/_____